UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66487

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Century Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60-20 Woodside Avenue, Suite 211
(No. and Street)

Queens	NY	11377
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Ste 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3-4-2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Ong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Century Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL B CHEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CH6233973
QUALIFIED IN KINGS COUNTY
Commission Expires APRIL 13, 2027
4/13/2027

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PACIFIC CENTURY SECURITIES, LLC
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Century Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Century Securities, LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Century Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pacific Century Securities, LLC's auditor since 2022.

Hauppauge, New York
April 15, 2025

Nawrcoki Smith LLP

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and Cash Equivalents	$	435,567
Investments		1,007,577
Accounts Receivable, Net of Allowance for Credit Losses of $13,582		194,330
Prepaid Expenses and Other Assets		26,892
Other Receivables		25,618
Clearing Deposits		12,003
Total Assets	$	1,701,987
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Deferred Income	$	437,080
Accounts Payable and Accrued Expenses		156,932
Total Liabilities		594,012
Member's Equity		1,107,975
Total Liabilities and Member's Equity	$	1,701,987

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues	
Other Income	$ 1,724,161
Referral Fees	1,392,375
Advisory Fees	557,621
Commissions	18,277
Total Revenues	3,692,434
Expenses	
Professional Fees	2,029,421
Employee Compensation and Benefits	405,634
Other Operating Expenses	289,741
Communications	159,953
Clearing Charges	111,658
Occupancy	37,030
Total Expenses	3,033,437
Net Income	$ 658,997

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - January 1, 2024	$	893,978
Distributions		(445,000)
Net Income		658,997
Balance - December 31, 2024	$	1,107,975

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities:	
Net Income	$ 658,997
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Operating Assets and Liabilities:	
Clearing Deposits	1,026,857
Investments	(963,133)
Accounts Receivable	(34,330)
Prepaid Expenses and Other Assets	(3,262)
Other Receivables	(25,618)
Deferred Income	(212,123)
Accounts Payable and Accrued Expenses	54,550
Net Cash Provided by Operating Activities	501,938
Cash Flows From Financing Activities:	
Member's Distributions	(445,000)
Cash Used in Financing Activities	(445,000)
Net Increase in Cash	56,938
Cash, at Beginning of Year	378,629
Cash, at End of Year	$ 435,567

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2024

NOTE (1) CORPORATE ORGANIZATION AND BUSINESS

The Company was formed March 4, 2004, as Vision Fuel Capital, LLC. In January 2005, its name was changed to Gyre Securities, LLC. In April 2010, its name was changed to Ambata Securities, LLC. In 2019, Ambata Securities, LLC was sold to Pacific Century Capital, Inc. (fka Ambata Securities, LLC) who changed the name to Pacific Century Securities, LLC.

The Company is subject to the regulations of the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority and the securities division of the various states.

The Company's primary business is investment banking and investment advisory services. The Company is wholly owned by Pacific Century Capital, Inc ("Member").

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Company complies with and records its revenue in accordance with FASB ASU 2014-09, Revenue from Contracts with Customers. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

Referral fees are recorded and earned upon the completion of IPO deals that were referred to lead underwriters.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter. Advisory fee revenue is recorded as performance obligations of the agreement are satisfied.

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition – Continued: Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the Statement of Financial Condition.

Disaggregation of Revenue:

Dividends	$ 317
Other Fees	540
Investment Loss	(6,655)
Credit Interest/ MM Rebates	19,542
Interest	45,926
Reimbursed Expenses	1,664,491
Total Other Income	$ 1,724,161

Contract assets and liabilities: Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable, or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2023, contract asset balance was $160,000 and as of December 31, 2024, contract asset balance was $194,330.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2023, contract liabilities balance was $649,203 and as of December 31, 2024, contract liabilities balance was $437,080

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues, and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2021.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. As of December 31, 2024, Cash in excess of federally insured limits was $204,373.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms, which are net 30.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible, however, at December 31, 2024, allowances for credit losses was $13,582.

Evaluation of Subsequent Events: Subsequent events were evaluated through April 15, 2025, which is the date the financial statements were available to be issued.

PACIFIC CENTURY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2024

NOTE (3) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $949,932 which was $849,932 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .51 to 1.00.

NOTE (4) COMMITMENTS AND CONTINGENCIES

The Company was not subject to any litigation during and at the year ended December 31, 2024.

NOTE (5) FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which priorities the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: Inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for securities owned included within the Company's clearing deposit as of December 31, 2024:

	Fair Value Measurements December 31, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Money Market Fund	$ 1,004,200	$ 1,004,200	$ -	$ -
Common Stock	3,377	3,377	-	
Total	$ 1,007,577	$ 1,007,577	$ -	$ -

NOTE (6) SEGEMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including underwriting securities, investment banking and providing referrals. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

PACIFIC CENTURY SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2024

Member's Equity	$	1,107,975
Non-allowable Assets		
Receivables from Non-Customers	$	84,922
Other Assets		52,530
Total Non-Allowable Assets		137,452
Net Capital before Haircuts		970,523
Haircuts		(20,591)
Net Capital		949,932
Minimum Net Capital Requirement - the greater of $100,000 or 6-2/3% of aggregate indebtness of $481,246		100,000
Excess Net Capital	$	849,932
Total Aggregate Indebtedness	$	481,246
Ratio of Aggregate Indebtedness to Net Capital		0.51 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17-A-5 as of December 31, 2024

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Form X-17A-5 Part IIA filed (As Amended) on April 15, 2025

PACIFIC CENTURY SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2024

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) of the rules and does not hold customers' funds or securities.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Century Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Century Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Pacific Century Securities, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Pacific Century Securities, LLC stated that Pacific Century Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading, (2) advisory fees and (3) referral fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
April 15, 2025

Nawrocki Smith LLP

PACIFIC CENTURY SECURITIES, LLC

EXEMPTION REPORT

Pacific Century Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited (1) proprietary trading; (2) referral fees; (3) advisory fees and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Firm's knowledge.

Francis Ong, CEO

DATE: 4/15/2025